Mail Stop 4561
Via Fax (949) 672-7589

August 31, 2009

Timothy M. Leyden
Executive Vice President and
Chief Financial Officer
Western Digital Corporation
20511 Lake Forest Drive
Lake Forest, California 92630

      Re: **Western Digital Corporation**
               Form 10-K for the Fiscal Year Ended July 3, 2009
               Filed on August 14, 2009
               Form 8-K filed on July 28, 2009
               File No. 001-08703

Dear Mr. Leyden:

      We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 3, 2009

Note 13. Restructuring and Sale of Facility, page 77

1.   We note that you recorded a restructuring charge of $112 million during the second quarter of fiscal 2009 when the Company announced a plan to realign its

cost structure as a result of a software demand environment, which was completed in third and fourth quarters of fiscal 2009. We also note your disclosure on page 38 that you reopened the manufacturing facility in Thailand that you previously closed as part of your restructuring plan in the first quarter of fiscal 2010. Please tell us the amount of the restructuring cost that related to this facility. Also, please confirm its cease-use date and tell us how you considered paragraphs 9 and 28 of SFAS 144 in accounting for the impairment of long-lived assets for this property. Additionally, please tell us if the Company plans on making any adjustments to the initial restructuring charges recorded in future quarters.

Form 8-K filed on July 28, 2009

2.   We note your discussion of non-GAAP net income and non-GAAP diluted earnings per share under Item 2.02 of the Form 8-K noted above does not appear to include all of the disclosures required by Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Specifically, we note that it does not include:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures, especially since these measures appear to be used to evaluate performance. In your response, please explain further the nature of taxes related to the license of intellectual property. Additionally, tell us how you considered presenting a quantitative reconciliation of differences between the non-GAAP measures disclosed with the most directly comparable GAAP measure pursuant to Item 100(a) of Regulation G. In your response, please provide us with example revisions to your current disclosures, if any.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief